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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8951 Research Drive
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bridges 949-417-1396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Suite 300, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 3/12

OATH OR AFFIRMATION

I, Kevin M. Bridges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc., as of February 24, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. M. B.
Signature

Fin-OF
Title

Notary Public

TERRI HOVDESTAD
Commission # 1671708
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2008

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2008 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial statement schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Cayman Islands

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2009

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Current Assets		
Cash and cash equivalents	$	26,295
Total current assets		26,295
Property and equipment, net		4,112
Total assets	$	30,407

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	14,264
Stockholder's Equity		
Common stock, $0.001 par value; 10,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		213,873
Accumulated deficit		(197,735)
Total stockholder's equity		16,143
Total liabilities and stockholder's equity	$	30,407

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

INCOME		
Interest income	$	26
		26
EXPENSES		
Professional fees		26,100
Licenses and fees		43,326
General and administrative		34,823
		104,249
NET LOSS	$	104,223

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2008	5,500	$ 5	$ 123,873	$ (93,512)	$ 30,366
Additional contribution	–	–	90,000	–	90,000
Net loss	–	–	–	(104,223)	(104,223)
BALANCE – December 31, 2008	5,500	$ 5	$ 213,873	$ (197,735)	$ 16,143

 The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (104,223)
Changes in operating assets and liabilities:	
Depreciation and amortization	4,598
Accounts payable and accrued liabilities	920
Net cash used in operating activities	(98,705)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	90,000
Net cash provided by financing activities	90,000
NET DECREASE IN CASH	(8,705)
CASH AND CASH EQUIVALENTS – beginning of year	35,000
CASH AND CASH EQUIVALENTS – end of year	$ 26,295

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers. The Company currently has no revenues and relies on its stockholder to provide operating capital.

The Company is currently acting as a broker-dealer and providing sales, promotional and marketing assistance services in connection with the offering of 20,100,000 shares of common stock of Shopoff Properties Trust, Inc. (the "REIT"), a related party of the Company. The Company will not receive a selling commission in connection with the offering, but will earn a fixed monthly marketing fee as further described in Note 6.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2008.

Additionally, the company's current operations are dependent upon the real estate industry, which is historically subject to fluctuations in the local, regional and national economies. See Note 6 for additional information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

The Company intends to recognize marketing fees discussed in Note 6 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

As of December 31, 2008, management believes that the carrying amounts of cash and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standard Board ("FASB") issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, ("SFAS 161"). SFAS 161 expands the disclosure requirements in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, regarding an entity's derivative instruments and hedging activities. SFAS 161 is effective November 15, 2008. We do not believe the adoption of SFAS 161 will have a material effect on our financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* this Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States (the "GAAP hierarchy"). The effective date of this statement is November 15, 2008. We do not believe the adoption of SFAS No. 162 will have a material effect on our financial statements.

3. INCOME TAXES

For the period ended December 31, 2008, the Company had a pretax loss of approximately $104,223. The Company recorded a full valuation allowance against the losses, thus eliminating the tax benefit of the losses. In assessing the realizability of the net deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. At 2008, the Company had a full valuation established against its deferred tax assets. Because of the valuation allowance, the Company had no deferred tax expense/(benefit).

3. INCOME TAXES (continued)

At December 31, 2008, the Company had tax net operating loss carryforwards of approximately $176,500 for both federal and state income tax purposes. Due to the "change in ownership" provisions of the Tax Reform Act of 1986, the Company's net operating loss carryforwards may be subject to an annual limitation on the utilization of these carryforwards against taxable income in future periods if a cumulative change in ownership of more than 50% occurs within any three-year period. The operating loss carry-forwards of approximately $51,500, $21,000 and $104,000 will expire in 2026, 2027 and 2028, respectively.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 10-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2008, the Company had net capital of $16,143, which was $11,143 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2008 was 0.88-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

5. STOCKHOLDER'S EQUITY

The Company is authorized to issue 10,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2008, the Stockholder has contributed an aggregate of $213,873 to additional paid-in capital, including $90,000 during the year ended December 31, 2008.

6. RELATED PARTY TRANSACTIONS

The Company is conducting the public offering of the REIT on a "best efforts" basis. The Shopoff Group, L.P. (the "Shopoff Group"), a Delaware limited partnership, is the sponsor of the REIT. William A. Shopoff is the president and the chief executive officer of the Shopoff Group, the president, chief executive officer and chairman of the board of directors of the REIT, and a co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

The Company is not receiving a selling commission in connection with the offering of 20,100,000 shares of common stock of the REIT; however, at the completion of the offering and in the sole and absolute discretion of the Shopoff Group, a marketing fee is payable from the Shopoff Group to the Company to assist the Company in discharging its obligations under the Broker-Dealer Agreement and to cover administrative and operational costs. A monthly marketing fee of $100,000 is estimated based on the anticipated two- year term of the offering and shall be non-refundable to the Shopoff Group. Payment of the marketing fee from the Shopoff Group to the Company may also be withheld to the extent that such fee would result in the Company receiving a total underwriting compensation in excess of that which is permitted under the rules of the Financial Industry Regulatory Authority. The offering is currently ongoing.

The Company's accounts payable and accrued liabilities include approximately $13,000 of reimbursements due to the Shopoff Group for operational expenses.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 16,143
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 951
Minimum dollar net capital required for reporting broker/dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital (regulatory net capital less net capital requirement)	$ 11,143
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 14,264
Ratio of aggregate indebtedness to net capital	88%
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2	
Net capital as reported	$ 16,143
Audit adjustments	–
Audited net capital	$ 16,143

There are no differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 for the year ended December 31, 2008.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660 Tel: 949-222-2999 | Fax: 949-222-2989

Los Angeles Newport Beach San Diego Cayman Islands

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 19, 2009